UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G39973105

(CUSIP Number)

Zhao Wang

Zhong Sheng Ding Xin Investment Fund Management (Beijing) Co., Ltd.

6F Building 4, Wangjing Street
Chaoyang District, Beijing, China 100020

+86-166-0102-8011

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 9, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G39973105

1.	Names of Reporting Persons Zhong Sheng Ding Xin Investment Fund Management (Beijing) Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 20,161,290
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,161,290
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,161,290
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.8%*
14.	Type of Reporting Person (See Instructions) CO

*	The calculation of this percentage is based on 68,124,402 ordinary shares, par value $0.0001 (the “Shares”), outstanding of the Issuer as of February 28, 2023, plus 24,193,548 Shares issued immediately following the closing of the private placement on May 9, 2023.

CUSIP No. G39973105

SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, par value $0.0001 per share (the “Shares”), of Glory Star New Media Group Holdings Limited, a Cayman Islands corporation (the “Issuer” or “Company”). The principal executive offices of the Issuer are located at 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, People’s Republic of China.

Item 2. Identity and Background

(a)	Zhong Sheng Ding Xin Investment Fund Management (Beijing) Co., Ltd. (“ZSDX”) is a corporation with limited liability organized under the laws of the People’s Republic of China. Its principle business is investment management.

(b)	The principal office for ZSDX is located at 6F Building 4, Wangjing Street, Chaoyang District, Beijing, China 100020.

(c)	During the last five years, ZSDX has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	During the last five years, ZSDX has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On May 9, 2023. the Issuer closed a private placement (the “Offering”) of an aggregate of 24,193,548 Shares for an gross proceed of $60,000,000, or $2.48 per Share. ZSDX participated in the Offering and purchased 20,161,290 Shares for an aggregate of $50,000,000, or approximately $2.48 per Share using its working capital.

Item 4. Purpose of Transaction

The Reporting Person purchased the Shares based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

Item 5. Interest in Securities of the Issuer

(a)	ZSDX beneficially owns an aggregate of 20,161,290 Shares, which represents approximately 21.8% ownership of such outstanding class of the Issuer’s Shares. The percentage calculation is based upon 68,124,402 Shares outstanding as of February 28, 2023, plus 24,193,548 Shares immediately issued following the closing of the private placement on May 9, 2023.

(b)	The following table sets forth the number of Shares as to which the Reporting Persons have (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
ZSDX	20,161,290	0	20,161,290	0

(c)	The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 5(c), as applicable.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

The Offering was made pursuant to the share subscription agreement (the “Subscription Agreement”) entered into by the Company and the investors in the Offering, including ZSDX. The Company described the Subscription Agreement in the Form 6-K filed with the Securities and Exchange Commission on April 18, 2023 and May 9, 2023. Such description is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit A – Form of Share Subscription Agreement dated April 18, 2023 (Incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 6-K filed with the SEC on April 18, 2023)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2023

Zhong Sheng Ding Xin Investment Fund Management (Beijing) Co., Ltd.

By:	/s/ Zhao Wang
Name:	Zhao Wang
Title:	Project Manager (By POA from Youcai Huang, CEO)

Attention - Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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